VISTA POINT ADVISORS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2023

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68852

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/23___ AND ENDING ___12/31/23___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Vista Point Advisors, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

555 Mission Street, Suite 2650
(No. and Street)

San Francisco	California	94105
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Lyon	(415) 722-3506	mike@vistapointadvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy Corporation
(Name – if individual, state last, first, and middle name)

2700 Ygnacio Valley Blvd, Suite 270	Walnut Creek	California	94598
(Address)	(City)	(State)	(Zip Code)

March 4, 2009	3381
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, ___Michael Lyon_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Vista Point Advisors, LLC_____, as of _____December 31__, 2023___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SEE ATTACHED
NOTARY CERTIFICATE

Signature: _Michael D. Lyon_____

Title: _Managing Director_____

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

ACKNOWLEDGMENT

State of California
County of Santa Clara -----------------------)

On February 22, 2024 ____ before me, Justin Be, Notary Public -------------------------
(insert name and title of the officer)

personally appeared Michael Lyon _____ ,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.



JUSTIN BE
COMM. #2373937
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
My Comm. Exp. Sept. 23, 2025

Signature _____ (Seal)

VISTA POINT ADVISORS, LLC

TABLE OF CONTENTS



2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Vista Point Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Vista Point Advisors, LLC as of December 31, 2023, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Vista Point Advisors, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Vista Point Advisors, LLC's management. Our responsibility is to express an opinion on Vista Point Advisors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Vista Point Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I – Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities and Exchange Act of 1934 ("SEA") and Schedule II – Computation for Determination of the Reserve Requirements and Information Relating to Possession of Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Vista Point Advisors, LLC's financial statements. The supplemental information is the responsibility of Vista Point Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CROPPER ACCOUNTANCY CORPORATION
We have served as Vista Point Advisors, LLC's auditor since 2015.
Walnut Creek, California
February 23, 2024

VISTA POINT ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

Cash and cash equivalents	$	4,934,384
Investment in securities		3,925,163
Prepaid expenses		230,370
Notes receivable from members		725,740
Deposits		87,523
Equipment under finance lease		29,470
Operating lease right-of-use assets		586,229
Total assets	$	10,518,879

LIABILITIES AND MEMBERS' CAPITAL

Liabilities		
Accounts payable and accrued expenses	$	202,684
Operating lease liability		663,861
Other liabilities		29,769
Total liabilities		896,314
Members' capital		9,622,565
Total liabilities and members' capital	$	10,518,879

The accompanying notes are an integral part of these financial statements.

VISTA POINT ADVISORS, LLC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2023

REVENUE

Investment banking fees	$ 24,518,147
Interest income	427,520
Realized loss	(16,148)
Unrealized losses	(468,555)
Other income	91,575
Total revenue	24,552,539

EXPENSES

Compensation and benefits	18,359,939
Professional fees	813,947
Occupancy and equipment rental	506,379
Depreciation	15,928
Other operating expenses	1,768,934
Total expenses	21,465,127
Net income	$ 3,087,412

The accompanying notes are an integral part of these financial statements.

VISTA POINT ADVISORS, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2023

Members' capital as of January 1, 2023	$ 9,358,892
Distributions	(2,823,739)
Net income	3,087,412
Members' capital, as of December 31, 2023	$ 9,622,565

The accompanying notes are an integral part of these financial statements.

VISTA POINT ADVISORS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$	3,087,412
Adjustments to reconcile net income		
to net cash provided by (used in) operating activities:		
Depreciation		15,928
Realized loss		16,148
Unrealized losses		468,555
Amortization of financed property and equipment		5,883
Interest income		(11,883)
(Increase) decrease in:		
Prepaid expenses		(90,665)
Operating lease right-of-use assets		411,991
Increase (decrease) in:		
Accounts payable and accrued expenses		(259,195)
Deferred revenue		(116,220)
Operating lease liability		(451,542)
Refundable deposits payable		(60)
Net cash provided by operating activities		3,076,352

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of property and equipment		(15,928)
Net cash used in investing activities		(15,928)

CASH FLOWS FROM FINANCING ACTIVITIES

Reduction of finance lease liability		(5,584)
Distributions		(2,823,739)
Net cash used in financing activities		(2,829,323)
Net increase in cash		231,101
Cash, beginning of period		4,703,283
Cash, end of period	$	4,934,384

NON-CASH FINANCING ACTIVITY

Increase in asset and liability for equipment finance lease	$	6,620

The accompanying notes are an integral part of these financial statements.

5

VISTA POINT ADVISORS, LLC

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2023

1. **Organization and Nature of Business**

   Vista Point Advisors, LLC (the "Company") was organized as a Delaware limited liability company on January 13, 2011 and is located in San Francisco, California. As a limited liability company, the liability of members is limited to the value of membership interest. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of both the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). As a securities broker-dealer, the Company provides advisory services related to mergers and acquisitions.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

   Use of Estimates
   The preparation of financial statements in conformity with U.S. GAAP may require management to make estimates and assumptions that affect certain reported amounts and disclosures during the reporting period. Actual results could differ from those estimates.

   Fair Value of Financial Instruments
   Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

   Cash and Cash Equivalents
   For purposes of the statement of cash flows, the Company considers all highly liquid investments, with a maturity of three months or less at the time of purchase, to be cash equivalents.

   Accounts Receivable
   Accounts receivable represents amounts that have been earned and billed to clients in accordance with the terms of the Company's engagement letters with respective clients that have not yet been collected. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments - Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financials assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

   The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported as bad debt expense on the Statement of Income. Per management's analysis, no allowance for doubtful accounts was considered necessary as of December 31, 2023.

   Equipment
   Property and equipment are stated at cost. Maintenance and repairs are expensed as incurred. Additions and major renewals are capitalized. Depreciation is calculated using the straight-line method over the estimated useful life of the asset (five to seven years). The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts and any gain or loss is reflected in earnings.

2. **Summary of Significant Accounting Policies** *(continued)*

    Revenue Recognition
    Investment banking revenue consists of retainer and success fees. Retainer fees are recognized over time as the related performance obligations are satisfied. Success fees are recognized at a point in time when a transaction is consummated within the terms of the agreement. See Note 7, Revenues from Contracts with Customers, for further information.

    Leases
    At inception, the Company determines if an agreement constitutes a lease and, if so, whether the lease is an operating or finance lease. Operating leases are included in operating lease right-of-use ("ROU") assets and operating lease liabilities on the balance sheet. Finance leases are included in property and equipment and other liabilities on the balance sheet. For the year ended December 31, 2023, the Company had one operating and one finance lease. See Note 6, Leases, for further information.

    Income Taxes
    The Company, a limited liability company, is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its members. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is no longer subject to examinations by major tax jurisdictions for years before 2019. A gross receipts tax to city and state of $192,668 and $1,600 were paid in 2023.

3. **Fair Value Measurements**

    The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level l measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

    Level 1   Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

    Level 2   Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

    Level 3   Unobservable inputs for the asset or liability.

VISTA POINT ADVISORS, LLC

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2023

3. **Fair Value Measurements** *(continued)*

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

The following is a description of valuation methodologies used for assets and liabilities recorded at fair value and for estimating fair value for financial instruments not recorded at fair value:

Cash and cash equivalents, short-term financial instruments, accounts receivable and accounts payable

The carrying amounts approximate fair value because of the short maturity of these instruments. Of the Company's $4,934,384 cash and cash equivalents, $1,604,042 was held in a money market fund.

Investments in Securities

Fair values are based on quoted market prices when available. When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments. In instances where there is little or no market activity for the same or similar instruments, the Company estimates fair value using methods, models and assumptions that the managing member believes market participants would use to determine a current transaction price. These valuation techniques involve a high level of the managing member's estimation and judgment which become significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

Assets and Liabilities Measured and Recognized at Fair Value on a Recurring Basis

The table below presents the amounts of assets and liabilities measured at fair value on a recurring basis as of December 31, 2023:

	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Restricted preferred stock	-	-	$ 3,915,163	$ 3,915,163
Preferred stock	-	-	10,000	10,000
Total Assets at fair value	-	-	$ 3,925,163	$ 3,925,163

3. Fair Value Measurements *(continued)*

Quantitative information about the Company's Level 3 fair value measurements of its investments as of December 31, 2023 is provided below. No transfers in or out of Level 3 occurred during 2023. In addition to the techniques and inputs noted in the table below, according to the Company's valuation policy, the Company may also use other valuation techniques and methodologies when determining its fair value measurements. The table is not intended to be all-inclusive, but rather provides information on the significant Level 3 inputs as they relate to the Company's fair value measurements.

Assets		Valuation Technique	Inputs
Restricted preferred stock			
Balance as of January 1, 2023	$ 4,399,866	Fair Market Value	(a)
Unrealized loss	(468,555)	Fair Market Value	(a)
Realized loss	(16,148)	Fair Market Value	(a)
Balance as of December 31, 2023	3,915,163	Fair Market Value	
Preferred stock	$ 10,000	Cost	Purchase transaction

(a) Application of revenue and performance multipliers considering business performance and valuations of similar public and private companies.

4. Related Party Transactions

Notes Receivable from Members
On December 12, 2016, the Company entered into a nine year note receivable with a member upon the redemption of members' interests. On June 14, 2017, the terms of events of acceleration were updated. The unpaid principal on this note bears interest at a rate of 1.47% per annum and is due on or after December 12, 2025. As of December 31, 2023, $14,700 of interest on the notes was receivable and the remaining unpaid balance of the note was $250,000.

On June 14, 2017, the Company entered into two nine year notes receivable with members upon the redemption of members' interests. In October 2017, the rate at which interest is accrued on the notes was amended. The unpaid principal on these notes bear interest at an amended rate of 1.96% per annum and is due on or after June 14, 2026. As of December 31, 2023, $29,400 of interest on the remaining notes was receivable and the remaining unpaid principal balance on the notes was $300,000.

On September 1, 2017, the Company entered into one nine year notes receivable with members upon the redemption of members' interests. On October 6, 2017, the rate at which interest is accrued on the note was amended. The unpaid principal on this note bears interest at an amended rate of 1.94% per annum and is due on or after September 1, 2026. As of December 31, 2023, $11,640 of interest on the note was receivable and the remaining unpaid principal balance on the note was $120,000.

The total notes receivable was $725,740 at December 31, 2023.

5. Property and Equipment

Property and equipment consist of the following:

Equipment	$ 288,686
Furniture	226,143
Leasehold improvements	100,315
Accumulated depreciation	(615,144)
Total	$ -

6. Leases

Operating lease ROU assets represent the Company's right to use an underlying asset for the lease term. Lease liabilities represent the Company's obligation to make lease payments arising from the operating lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Payments made for lease incentives are excluded. Since the Company's lease does not provide an implicit rate, the Company's uses the incremental borrowing rate. The incremental borrowing rate is based on the estimated rate of interest for a collateralized borrowing over a similar term of the lease payments at commencement date. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. As of December 31, 2023, no such option to extend existed. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

The Company has a lease agreement with lease and non-lease components. Such non-lease components are accounted for separately.

The Company entered into an operating lease agreement for office space in San Francisco, California. The term of the lease began on January 1, 2020 and expires on April 30, 2025. For the year ended December 31, 2023, information pertaining to the operating lease was as follows:

Operating Lease ROU Asset	
ROU asset on January 1, 2023	$ 998,220
Amortization of ROU asset	(411,991)
Operating lease ROU asset as of December 31, 2023	$ 586,229

Payments made on operating lease	$ 494,994
Total operating lease cost included in occupancy and equipment rental on the Statement of Income	$ 455,444
Remaining lease term	16 months
Discount rate	5.0 %

6. **Leases** *(continued)*

Maturities of Operating Lease Liability	
2024	$ 509,844
2025	175,047
Total lease payments	684,891
Less discount	(21,030)
Total operating lease liability	$ 663,861

On October 17, 2022, the Company entered into a finance lease for office equipment that expires on October 17, 2027. For the year ended December 31, 2023, information pertaining to the finance leases was as follows:

Financed Equipment	
Equipment financing lease obligation on January 1, 2023	$ 28,733
Equipment financing lease obligation remeasured	6,620
Amortization of ROU asset	(5,883)
Financed equipment as of December 31, 2023	$ 29,470
Payments made on finance lease	$ 6,950
Interest on lease liability included in occupancy and equipment rental on the Statement of Income	$ 1,365
Remaining lease term	45 months
Discount rate	5.0 %

Maturities of Finance Lease Liability	
2024	$ 7,644
2025	8,409
2026	9,250
2027	7,445
Total lease payments	32,748
Less discount	(2,979)
Total finance lease liability included in other liabilities on the Statement of Financial Condition	$ 29,769

7. Revenues from Contracts with Customers

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information on the recognition of revenues from contracts with customers:

Investment Banking
Clients are provided with a full range of capital markets and financial advisory services. Capital markets services include placement agent services in both the equity and debt capital markets, including private equity placements. Financial advisory services primarily consist of fees generated in connection with merger, acquisition and restructuring transactions.

Capital raising revenues are recognized at a point in time upon close of the transaction, as the client obtains the control and benefit of the capital markets offering at that point. Costs associated with capital raising transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded. Costs are recorded on a gross basis within other operating expenses in the Statement of Income as the Company is acting as a principal in the arrangement. Any expenses reimbursed by the Company's clients are recognized as reimbursed expense income.

Financial advisory service revenue can be both fixed and variable and can be recognized over time and at a point in time. Retainer fees from merger and acquisition engagements are fixed fees, and success fees from merger and acquisition engagements are typically variable fees. Success fees are recognized at a point in time when the transaction is complete since the related performance obligation has been satisfied. Retainer fees from merger and acquisition engagements are fixed fees recognized over time using a time elapsed measure of progress as the Company's clients simultaneously receive and consume the benefits of those services as they are provided (earned).

7. **Revenues from Contracts with Customers** *(continued)*

Disaggregation of Revenue
The following tables present the Company's revenues from contracts with customers by business activity for the year ended December 31, 2023:

Major business activity:	
Investment banking – success fees	$ 23,456,095
Investment banking – retainer fees	1,062,052
Total	$ 24,518,147

Information on Remaining Performance Obligations and Revenue Recognized from Past Performance
Information is not disclosed about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material at December 31, 2023. Investment banking fees that are contingent upon completion of a specific milestones are also excluded as the fees are considered variable and not included in the transaction price at December 31, 2023.

Contract Balances
Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. Fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue would primarily relate to retainer fees received in investment banking engagements. Deferred retainer revenue related to contracts with customers was $116,220 and $0 as of January 1, 2023 and December 31, 2023, respectively. For the year ended December 31, 2023, $116,220 of revenue recognized was deferred in the prior year.

Alternatively, a receivable is recognized when a performance obligation is met prior to receiving payment by the customer. There were no receivables related to revenue from contracts with customers as of January 1, 2023 and December 31, 2023.

Contract Costs
Expenses associated with investment banking advisory engagements are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized upon completion of services. All other investment banking advisory related expenses are expensed as incurred. All investment banking advisory expenses are recognized within their respective expense category on the Statement of Income and any expenses reimbursed by clients are recognized as reimbursed expense income on the Statement of Income. There was no reimbursed expensed income for the year ended December 31, 2023.

8. **Employee Benefit Plan**

The Company has a qualified SEP IRA plan (the "Plan") which covers substantially all of its employees meeting certain eligibility requirements. Under the terms of the Plan, the Company may make contributions on behalf of the employees. The percentage contributed is consistent for all employees but may be changed by the Company. The continuance of the Plan is at the sole discretion of the Company. For the year ended December 31, 2023, the Company contributed $103,766 to the Plan.

9. **Risk Concentration**

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. For the year ended December 31, 2023, the Company maintains cash balances which, at times, may exceed federally insured limits. The Company has not experienced any losses on its cash deposits. At December 31, 2023, cash held at one financial institution exceeded the Federal Deposit Insurance Corporation ("FDIC") limit by $3,325,008. At December 31, 2023, cash held in a money market fund at one financial institution exceeded the Securities Investor Protection Corporation ("SIPC") limit by $1,104,042.

For the year ended December 31, 2023, 68% of investment banking fee revenue was generated by three clients.

10. **Net Capital Requirements**

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2023, the Company's audited net capital was $4,592,218 which exceeded the requirement by $4,573,510.

11. **Subsequent Events**

The Company has evaluated all subsequent events through the date the financial statements were available for issuance and has determined there were no additional, material subsequent events requiring disclosure.

SUPPORTING SCHEDULES
PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT

VISTA POINT ADVISORS, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 ("SEA")
AS OF DECEMBER 31, 2023

NET CAPITAL

Total members' capital			$ 9,622,565
Deductions and/or charges:			
Non-allowable assets:			
Investment in securities	$ 3,925,163		
Prepaid expenses	230,370		
Notes receivable from members	725,740		
Deposits	87,523		
Equipment under finance lease	29,470		
Total deductions and/or charges			4,998,266
Net capital before haircuts			4,624,299
Haircuts on securities			32,081
Net capital			$ 4,592,218

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required of 6 2/3% of aggregate indebtedness of $280,615 or $5,000, whichever is greater	18,708
Excess of net capital over minimum requirement	$ 4,573,510
Aggregate indebtedness	
Accounts payable and accrued expenses	202,684
Net operating lease liability	77,632
Net finance lease liability	299
Total aggregate indebtedness	$ 280,615
Percent of aggregate indebtedness to net capital	6.11%

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER SEA RULE 15c3-1
AS OF DECEMBER 31, 2023

There was no difference between the Computation of Net Capital above and the corresponding schedule included in the Company's December 31, 2023 Part IIA FOCUS filing.

VISTA POINT ADVISORS, LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3

FOR THE YEAR ENDED DECEMBER 31, 2023

The Company engages in the private placement of securities, mergers and acquisitions. The Company does not accept customer funds or securities and will not have possession of any customer funds or securities in connection with our activities. Therefore, in reliance on Footnote 74 to SEC Release 34-70073 and as discussed in Q & A 8 of the related FAQ issued by SEC staff, the firm will not claim an exemption from SEA Rule 15c3-3 as it does not effect transactions for anyone defined as a customer under Rule 15c3-3, and there are no items to report under the requirements of this Rule.

REPORT ON EXEMPTION PROVISIONS
PURSUANT TO RULE 17 C.F.R. §240.15C3-3(K)



2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Vista Point Advisors, LLC

We have reviewed management's statements, included in the accompanying SEA Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Vista Point Advisors, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) mergers and acquisitions; (2) private placements, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Vista Point Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Vista Point Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 23, 2024

SEA Rule 15c3-3 Exemption Report

Vista Point Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to: (1) mergers and acquisitions; (2) private placements, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Vista Point Advisors, LLC

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Michael Lyon
Michael Lyon
Managing Member & CCO

February 23, 2024